Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31, 2011	March 31, 2010
	$	$
Available earnings:
Earnings before income taxes	190	84
Add fixed charges:
Interest expense incurred	19	30
Amortization of debt expense and discount	2	2
Interest portion of rental expense	2	3

Total earnings as defined	213	119

Fixed charges:
Interest expense incurred	19	30
Amortization of debt expense and discount	2	2
Interest portion of rental expense	2	3

Total fixed charges	23	35
Ratio of earnings to fixed charges	9.3	3.4